Exhibit 4.36

CREDIT SUISSE AG
	St. Alban-Grahen 1-3	Phone +41 61 266 76 89
	P.O.Box	Fax +41 61 266 79 39
	CH-4002 Basel	www.credit-suisse.com

Corporate & Institutional Clients	Number of pages: -4- (incl. this page)
Ship Finance, SGIS 32

Natalie Kranz	BY TELEFAX
+41 61 266 79 10	FreeSeas Inc.
Natalie.kranz@credit-suisse.com	Attn. Mr. Ion Varouxakis
10 Eleftheriou Venizelou str.
(Panepistimiou Ave), 106 71 Athens

Fax: +30 210 429 1010

September 6th, 2011

Facility Agreement dated 24 December 2007, for a revolving credit facility of up to $91,000,000 as amended

Dear Mr. Varouxakis,

We, Credit Suisse AG, refer to the Facility Agreement dated 24 December 2007 as amended and restated on 26 June 2008 by a supplemental agreement dated 26 June 2008 and as further amended and supplemented by (a) two supplemental letters dated 23 March 2009 and 27 November 2009 respectively, and (b) a Fourth Supplemental Agreement dated 15 July 2011, and (c) a letter/agreement dated 4 August 2011 (the 4 August letter/agreement), and as may be further amended from time to time, pursuant to which we, as Bank, agreed to make available to you, as Borrower, a reducing revolving credit facility of up to $91,000,000 (Facility Agreement). Capitalised terms defined in the Facility Agreement shall have the same meaning in this letter, unless the context otherwise requires. References in this letter to “$”, are to United States Dollars. References to any “clause”, are references to clauses in the Facility Agreement unless otherwise stated.

The 4 August latter/agreement referred to an Event of Default which had occurred pursuant to clause 10.1.34. Accordingly, it was agreed that the Private Sale Procedure commenced on 4 August 2011 and you have since confirmed to us that both of the PSP Ships are being marketed accordingly for prompt private sale on a charter-free basis, with a view to one of the PSP Ships being sold initially.

As noted in the 4 August letter/agreement, the Private Sale Procedure requires that the sale contract for the First PSP Ship shall be executed by the relevant Owner and the buyer within one month (ie, in this case, by 4 September 2011). You have now (a) informed us that you require an additional period of 14 days in which to conclude a sale contract between an Owner and a buyer in relation to the First PSP Ship, and (b) requested a waiver of the existing Event of Default subject to certain conditions being met (as set out below).

Accordingly, and in consideration of the Borrower and the Owners all accepting the terms of this letter, it is hereby agreed between the Bank and the Borrower that:

1	The Bank hereby waives, with effect from its occurrence, the Owner’s Event of Default under clause 10.1.34(b) as a result of the termination of the Transaction, provided that the Private Sale Procedure continues in accordance with the terms of the 4 August letter/agreement and this letter, and hereby confirms that the Private Sale Procedure is not an acceleration of amounts outstanding under the Facility Agreement.

2	The deadline for execution of a sale contract in respect of the First PSP Ship which complies in all respects with the requirements set out in paragraph (b) of the definition of Private Sale Procedure in clause 1.2 of the Principal Agreement (the Definition), is hereby extended to 23:59 hours Central European Time on Monday 19 September 2011, subject to the Borrower and the relevant Owner also agreeing that the words “or prompt delivery to the buyer” in paragraph (b) of the Definition shall, in respect of the First PSP Ship mean “for delivery and payment within 28 days from the date of the sale contract”. As a consequence of that time extension:

(a)	the deadline referred to in paragraph (c) of the Definition shall be 23:59 hours Central European Time on Monday 19 September 2011 (the New Deadline); and

(b)	the reference in paragraph (e) of the Definition to “two (2) months” shall be amended to “two (2) months and fourteen (14) days”; and

(c)	the date “5 November 2011” in paragraph (e) of the Definition shall be amended to “19 November 2011”; and

(d)	the reference in clause 8.6 to “no later than 30 days” shall be amended to “no later than 44 days”.

All other requirements of the Private Sale Procedure remain unchanged including (without limitation) those set out in paragraph (d) of the Definition.

3	Any failure on the part of the Borrower to comply with the requirements set out in paragraph 2 (above) shall constitute an Event of Default pursuant to clause 10.1.35 of the Principal Agreement.

4	If by the New Deadline:

(a)	the Borrower has complied with all its obligations under paragraph 2 of this letter; and

(b)	no other Event of Default exists,

then the Bank and the Borrower hereby agree that the reduction of the Commitment in relation to both Tranches (namely, in the aggregate amount of $1,250,000 for the Initial Tranche and $750,000 for the Additional Tranche) (the Reduction), which is otherwise required under the terms of the Facility Agreement on the Reduction Data in respect of both Tranches falling on 5 September 2011, shall no longer be required.

5	If, on the other hand, by the New Deadline the Borrower has not complied with all its obligations under paragraph 2 of this letter or another Event of Default exists, then the Reduction shall be required to be made on 20 September 2011.

6	Nothing in this letter shall detract from the Bank’s rights and entitlement in respect of any further or other Event of Default which may occur on or after the date of this letter.

Except as set forth herein, we reserve all our rights, whether arising under the Facility Agreement, or the other Security Documents, or otherwise. This letter and any non-contractual obligations associated with it are governed by English law.

Please arrange for the enclosed copy of this letter to be executed on behalf of Freeseas Inc., and each Owner, as confirmation that all these parties accept the contents of the letter.

Yours faithfully,

Credit Suisse AG

/s/ Vassilis Papankolaou	/s/ Natalie Kranz
Vassilis Papankolaou	Natalie Kranz

Confirmations

We, FreeSeas Inc., hereby confirm that we accept the contents of this letter.

/s/ Ion G. Varouxakis
Authorised Signatory

The Owners hereby confirm they each accept the contents of this letter.

/s/ Ion G. Varouxakis
Adventure Five S.A.
(Authorised Signatory)

/s/ Ion G. Varouxakis
Adventure Six S.A.
(Authorised Signatory)

/s/ Ion G. Varouxakis
Adventure Eight S.A.
(Authorised Signatory)

/s/ Ion G. Varouxakis
Adventure Ten S.A.
(Authorised Signatory)

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